Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603

                               February 11, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



     Re:                          FT 9217
                      ETF Growth and Income Mar. '21
                               (the "Trust")
                    CIK No. 1838477 File No. 333-252289
________________________________________________________________________________



Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. IF ANY OF THE ETFS IN THE TRUST'S PORTFOLIO ARE ADVISED BY FIRST TRUST ADVISORS L.P., AN AFFILIATE OF THE TRUST'S SPONSOR, PLEASE ADD DISCLOSURE ADDRESSING THE POTENTIAL CONFLICTS ARISING FROM AND BENEFITS TO FIRST TRUST ADVISORS L.P. FROM THE TRUST'S INVESTMENT IN SUCH ETFS.

      Response: The Trust does not anticipate holding ETFs that are advised by the Sponsor's affiliate, First Trust Advisors L.P. However, if the Trust's final portfolio contains any ETFs advised by the Sponsor's affiliate, appropriate disclosure will be added to the Trust's prospectus.

      2. THE DISCLOSURE PROVIDES THAT THE TRUST "MAY ALSO INVEST IN ETFS THAT USE GROWTH OR VALUE STYLES IN CREATING THEIR PORTFOLIOS." PLEASE DELETE THE TERM "MAY" AS GROWTH IS USED IN THE TRUST'S NAME.

      Response: The prospectus will be revised in accordance with the Staff's comment.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                               Very truly yours,

                                               CHAPMAN AND CUTLER LLP


                                               By /s/ Daniel J. Fallon
                                                  ____________________
                                                  Daniel J. Fallon